Exhibit 99.1

Aesthetic Medical International and Investors Entered into a Share Purchase Agreement, a Subscription Agreement, a Shareholders’ Agreement and a Cooperation Agreement

SHENZHEN, China, July 20, 2022, (GLOBE NEWSWIRE) -- Aesthetic Medical International Holdings Group Limited (Nasdaq: AIH) (the “Company” or “AIH”), a leading provider of aesthetic medical services in China, today announced that the Company, founders and senior executives of the Company and investors entered into a share purchase agreement, a subscription agreement, a shareholders’ agreement and a cooperation agreement.

THE SHARE PURCHASE AGREEMENT

On July 20, 2022, the Company, Dr. Pengwu Zhou and Ms. Wenting Ding (the “Founders”), certain existing shareholders of the Company controlled by the Founders and Australia Wanda International Company Limited (“Wanda”) entered into a Share Purchase Agreement. Pursuant to the Share Purchase Agreement, Seefar Global Holdings Limited (“Seefar”), Jubilee Set Investments Limited (“Jubilee”), and Pengai Hospital Management Corporation (collectively referred as to the “Sellers”) agreed to sell and Wanda as the buyer agreed to purchase, an aggregate of 21,321,962 ordinary shares of the Company (the “Sale Share”) for the total consideration in USD that is equivalent of RMB100 million, representing a price of RMB4.67 per Sale Share (the “Share Transfer”). The Founders entered into the Share Purchase Agreement as parties to the Share Purchase Agreement and guarantors for the Sellers.

The Share Transfer is expected to close during the fourth quarter of 2022 and is subject to customary closing conditions, including but not limited to obtaining approvals for outward foreign direct investment (“ODI”).

THE SUBSCRIPTION AGREEMENT

On July 20, 2022, the Company, the Founders and Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) (“Jiechuang”) as the investor entered into a Subscription Agreement. Pursuant to the Subscription Agreement, Jiechuang agrees to subscribe an aggregate of 36,402,570 newly issued ordinary shares of the Company (the “Subscription Shares”) for the total consideration in USD that is equivalent of RMB170 million, representing a subscription price of RMB4.67 per ordinary share (equivalent to approximately US$2.08 per American Depository Shares (“ADS”) of the Company based on the exchange rate as of the date of this press release). The actual subscription price in terms of the U.S. dollar per ADS is subject to change based on the exchange rate one day prior to the closing date. The Founders entered into the Subscription Agreement as parties to the Agreement and guarantors for the Company. Shenzhen Lafang Investment Management Co., Ltd (“Lafang Investment”) and Shenzhen Venture Capital M&A Fund Management (Shenzhen) Co., Ltd are the general partners of Jiechuang, where Lafang Investment serves as the executive partner. Shenzhen Capital Group Co.,Ltd. is a limited partner of Jiechuang.

The subscription of the Subscription Shares is expected to close during the fourth quarter of 2022 and is subject to customary closing conditions, including but not limited to obtaining approvals for ODI.

Nasdaq Rules 5635(d) provides that shareholder approval is required prior to issuance of securities in relation to transactions other than public offerings whereby there is a 20% Issuance at a price that is less than the Minimum Price, as such terms are defined in Nasdaq Rules 5635(d). Under the articles of association of the Company, shareholders approval is required for a Change of Control Event (as defined in the articles of association of the Company). Pursuant to the Share Purchase Agreement and the Subscription Agreement, we will obtain shareholders' approval for the Share Transfer as well as the issuance of the Subscription Shares prior to the closing of the proposed transactions thereunder.

THE SHAREHOLDERS’ AGREEMENT

On July 20, 2022, the Company, the Founders, Seefar, Jubilee and certain other parties thereto entered into a Shareholders’ Agreement.

The Shareholders’ Agreement governs, among other things, the appointment of the Company’s board of directors (the “Directors”) and senior management, the notice, quorum and Directors’ voting arrangement of board meetings, certain lock-up commitments of the Founders and their affiliates and pre-emptive rights mechanisms for the Company’s ordinary shares.

Pursuant to the Shareholders’ Agreement, the Company shall deliver two separate warrants to purchase ordinary shares of the Company to Seefar and Wanda, respectively, on the date of completion of closings of both the Share Transfer and subscription of ordinary shares by Jiechuang.

THE COOPERATION AGREEMENT

On July 20, 2022, Peak Asia Investment Holdings V Limited (“ADV”) and its affiliate, the Company, the Founders, Wanda and Jiechuang entered into a Cooperation Agreement. The Cooperation Agreement provides, among other things, that:

•	ADV shall, with respect to each annual and extraordinary meeting of the Company, (a) be present at such meeting or otherwise cause all ordinary shares and American Depositary Shares beneficially owned by ADV (the “Covered Shares”) to be counted as present for the purpose of establishing a quorum, and respond to each request by the Company for written consent; (b) vote (or consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all Covered Shares (i) in favor of the proposed transactions contemplated in the Cooperation Agreement, the adoption of the transaction agreements pertaining to the proposed transactions contemplated in the Cooperation Agreements and any other matters necessary for consummation of the proposed transactions, and (ii) against (a) any proposal or transaction that competes with proposed transactions, and (b) any other action that would impede, interfere with, delay, postpone or adversely affect the proposed transactions.

•	ADV has not granted, and shall not grant at any time prior to the Closing, a proxy or power of attorney with respect to any Covered Shares which is inconsistent with ADV’s obligations pursuant to the Cooperation Agreement.

•	Upon the Closing, ADV shall, subject to the requisite approvals being obtained and continuing in force, convert the outstanding Principal Amount (as defined in the Convertible Note issued to ADV on September 17, 2020 (the “Note”)) and the Conversion Catch-up Amount (as defined in the Note), at a conversion price that is equal to the USD equivalent of RMB4.203 per ordinary share.

•	The Company shall execute and deliver to ADV the warrant for the purchase of shares of the Company to ADV on the date of the Cooperation Agreement (such warrant, the “Warrant”). The Warrant shall be effective on and from the Closing and shall be exercisable into ordinary shares of the Company in accordance with the terms thereof (such ordinary shares, the “Warrant Shares”). The warrant exercise price shall be equal to the USD equivalent of RMB4.67 per ordinary share and may be settled, subject to the terms and conditions of Warrant, by way of cashless settlement and/or set-off against the Exit Payment (as defined in the Exit Payments Agreement entered into by ADV, the Company, the Founders on September 15, 2020). The Warrant shall contain customary registration rights and the Warrant Shares shall be freely transferable on the exercise of the Warrant.

•	The Cooperation Agreement shall come into effect from the date hereof, and each party may terminate the Cooperation Agreement upon the earlier of the following: (a) if the Closing does not occur by the Outside Date; and (b) any of the transaction agreements is terminated. “Outside Date” means (i) December 31, 2022; (ii) if all the conditions, other than the satisfaction of the PRC regulatory condition in respect of the proposed transaction (including approvals/registrations/filings required for outward foreign direct investment and antitrust approvals/filings), are satisfied or waived by December 31, 2022, March 31, 2023; or (iii) such other date as agreed between the parties to the Cooperation Agreement.

Upon the closing of all proposed transactions, the share percentage of AIH held by the Sellers, Wanda, Jiechuang, and ADV would be the number of ordinary shares of the Company held by each of them denominated by the sum of (1) 92,116,947 ordinary shares issued and outstanding as of the date of this 6-K, (2) 36,402,570 newly issued ordinary shares pursuant to the Subscription Agreement, and (3) the ordinary shares issued upon the conversion of ADV’s Note at its conversion price as of the Closing. This calculation has not taken into consideration of warrants delivered to Seefar, Wanda, and ADV, the number of which would be determined at the closing of all proposed transactions and may cause further change on the number of total ordinary shares outstanding.

The ordinary shares to be sold in the private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state or other applicable jurisdictions’ securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the ordinary shares, nor shall there be any sale of ordinary shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that spread across major cities in mainland China, with major focus in the Guangdong-Hong Kong-Macau Greater Bay area and the Yangtze River Delta area. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, and general medical services and other aesthetic services. For more information regarding the Company, please visit: https://ir.aihgroup.net/.

Cautionary Statements

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contacts

For investor and media inquiries, please contact:
Aesthetic Medical international Holdings Group Limited
Email: ir@pengai.com.cn

DLK Advisory Limited
Tel: +852 2857 7101
Email: ir@dlkadvisory.com